FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

               For the Period 1 October 2003 to 30 December 2003

                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)



         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes..........No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                              GRANITE MORTGAGES 03-3 PLC


                                              By:   /s/ Clive Rakestrow
                                                 -------------------------
                                              Name:  L.D.C. Securitisation
                                              Director No. 1 Limited by its
                                              authorized person Clive Rakestrow
                                              for and on its behalf
                                              Title:  Director

Date: 29 January 2004

                                              GRANITE FINANCE FUNDING
                                              LIMITED


                                              By:  /s/ Nigel Charles Bradley
                                                 ------------------------------
                                              Name:   Nigel Charles Bradley
                                              Title:  Director

Date: 29 January 2004

                                              GRANITE FINANCE TRUSTEES
                                              LIMITED


                                              By:   /s/ Daniel Le Blancq
                                                 ------------------------------
                                              Name:   Daniel Le Blancq
                                              Title:  Director

Date: 29 January 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------
Quarterly Report re: Granite Mortgages 03-3 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 October 2003 - 31 December 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.


Mortgage Loans

------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              177,469

Current Balance                                      (GBP)13,059,474,279

Last Months Closing Trust Assets                     (GBP)13,694,898,654

Funding share                                        (GBP)12,733,905,268

Funding Share Percentage                                       97.51%

Seller Share*                                          (GBP)325,569,011

Seller Share Percentage                                         2.49%

Minimum Seller Share (Amount)*                         (GBP)367,083,573

Minimum Seller Share (% of Total)                               2.81%

Excess Spread last period (% of Total)                          0.13%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

---------------------------------------------------------------------------------------------------
                    Number       Principal (GBP)          Arrears (GBP)        By Principal (%)

< 1 Month           174,943         12,890,379,092                0                     98.71%

> = 1 < 3 Months     2,006           136,777,882              1,172,705                  1.05%

> = 3 < 6 Months      382             23,717,325               590,536                   0.18%

> = 6 < 9 Months      97              6,292,299                269,648                   0.05%

> = 9 < 12 Months     26              1,396,001                 83,647                   0.01%

> = 12 Months         15               911,680                 144,494                   0.01%

Total               177,469         13,059,474,279            2,261,030                100.00%
---------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                               Number   Principal (GBP)      Arrears (GBP)

Total (since inception)          88          4,721,098             204,264
-------------------------------------------------------------------------------

Properties in Possession                                             41

Number Brought Forward                                               35

Repossessed (Current Month)                                           6

Sold (since inception)                                               47

Sold (current month)                                                 12

Sale Price / Last Loan Valuation                                   1.11

Average Time from Possession to Sale (days)                         122

Average Arrears at Sale                                      (GBP)2,060

Average Principal Loss (Since inception)*                      (GBP)421

Average Principal Loss (current month)**                        (GBP)33

MIG Claims Submitted                                                  7

MIG Claims Outstanding                                                0

Average Time from Claim to Payment                                   59
-------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                               Number      Principal (GBP)

Substituted this period                          0               (GBP)0

Substituted to date (since 26 March 2001)      287,381    (GBP)21,658,382,742
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                               Monthly          Annualised

Current Month CPR Rate                          4.87%              45.04%

Previous Month CPR Rate                         4.60%              42.70%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                       25.75

Weighted Average Remaining Term (by value) Years                   19.83

Average Loan Size                                             (GBP)73,587

Weighted Average LTV (by value)                                    74.20%

Weighted Average Indexed LTV (by value)                            59.97%

Fast Track (by value)                                              22.42%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------

Fixed Rate (by balance)                                            49.69%

Together (by balance)                                              26.33%

Capped (by balance)                                                 2.46%

Variable (by balance)                                              20.65%

Tracker (by balance)                                                0.88%

Total                                                              100.0%
-------------------------------------------------------------------------------


Geographic Analysis
-------------------------------------------------------------------------------------------------------------
                                   Number              % of Total          Value (GBP)      % of Total

East Anglia                         4,096                 2.31%               296,450,066         2.27%

East Midlands                      14,280                 8.05%              923,304,832          7.07%

Greater London                     22,317                12.58%             2,577,940,223        19.74%

North                              25,280                14.24%             1,270,686,847         9.73%

North West                         26,857                15.13%             1,586,726,125        12.15%

South East                         28,253                15.92%             2,750,325,283        21.06%

South West                         12,623                 7.11%             1,000,355,730         7.66%

Wales                               8,630                 4.86%              500,177,865          3.83%

West Midlands                      13,316                 7.50%              905,021,568          6.93%

Yorkshire                          21,817                12.29%             1,248,485,741         9.56%

Total                             177,469                 100%             13,059,474,279          100%
-------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------------------------------------
                                                         Number            Value (GBP)         % of Total

0% < 25%                                                  5,944              229,846,747           1.76%

> = 25% < 50%                                            22,021             1,494,003,858         11.44%

> = 50% < 60%                                            14,217             1,157,069,421          8.86%

> = 60% < 65%                                             8,124              698,681,874           5.35%

> = 65% < 70%                                             9,412              830,582,564           6.36%

> = 70% < 75%                                            14,626             1,202,777,581          9.21%

> = 75% < 80%                                            12,644             1,181,882,422          9.05%

> = 80% < 85%                                            13,779             1,112,667,209          8.52%

> = 85% < 90%                                            28,565             1,931,496,246         14.79%

> = 90% < 95%                                            36,652             2,529,620,168         19.37%

> = 95% < 100%                                           11,332              683,010,505           5.23%

> = 100%                                                   153                7,835,685            0.06%

Total                                                   177,469            13,059,474,279         100.0%
-------------------------------------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------------------------------------
                                                         Number            Value (GBP)         % of Total

Endowment                                                29,770             2,075,150,463         15.89%

Interest Only                                            13,761             1,537,100,123         11.77%

Pension Policy                                             632               61,379,529            0.47%

Personal Equity Plan                                      1,307              90,110,373            0.69%

Repayment                                                131,999            9,295,733,792         71.18%

Total                                                    177,469           13,059,474,279        100.00%
-------------------------------------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------------------------------------
                                                          Number           Value (GBP)         % of Total

Full Time                                                158,416           11,291,221,462         86.46%

Part Time                                                 2,260              122,759,058           0.94%

Retired                                                    454               15,671,369            0.12%

Self Employed                                            14,556             1,550,159,597         11.87%

Other                                                     1,783              79,662,793            0.61%

Total                                                    177,469           13,059,474,279        100.00%
-------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                              5.74%

Effective Date of Change                                                  1 December 2003
--------------------------------------------------------------------------------------------




Notes   Granite Mortgages 03-3 plc

-------------------------------------------------------------------------------------------------------------
                              Outstanding                 Rating            Reference Rate        Margin
                                                     Moodys/S&P/Fitch
Series 1

A1                          $750,000,000               Aaa/AAA/AAA            1.24%                0.08%

A2                         $750,000,000                Aaa/AAA/AAA            1.28%                0.12%

A3                           $500,000,000              Aaa/AAA/AAA            1.36%                0.20%

B                           $72,000,000                 Aa3/AA/AA             1.61%                0.45%

M                           $27,000,000                 A2/A/A                1.86%                0.70%

C                           $50,000,000                Baa2/BBB/BBB           2.61%                1.45%

Series 2

A                       (euro)640,000,000              Aaa/AAA/AAA            2.34%                0.19%

B                        (euro)23,000,000               Aa3/AA/AA             2.60%                0.45%

M                        (euro)7,500,000                A2/A/A                2.85%                0.70%

C                        (euro)55,000,000              Baa2/BBB/BBB           3.60%                1.45%

Series 3

A                        (GBP)340,000,000              Aaa/AAA/AAA            3.94%                0.19%

B                        (GBP)28,500,000                 Aa3/AA/AA            4.20%                0.45%

M                        (GBP)11,500,000                 A2/A/A               4.45%                0.70%

C                         (GBP)7,500,000               Baa2/BBB/BBB           5.20%                1.45%
-------------------------------------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------------------------------------
                                                                                                  % of Notes
                                                                                                  Outstanding

Class B and M Notes ((GBP)Equivalent)                                (GBP)122,676,688                5.51%

Class C Notes ((GBP)Equivalent)                                       (GBP)76,908,644                3.45%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------

                                                                                                % of Funding
                                                                                                    Share

Class B and M Notes ((GBP)Equivalent)                                   (GBP)122,676,688            0.96%

Class C Notes ((GBP)Equivalent)                                          (GBP)76,908,644            0.60%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement                          (GBP)33,400,000            0.26%

Balance Brought Forward                                                  (GBP)22,300,000            0.18%

Drawings this Period                                                          (GBP) 0               0.00%

Excess Spread this Period                                                     (GBP) 0               0.00%

Funding Reserve Fund Top-up this Period*                                      (GBP) 0               0.00%

Current Balance                                                          (GBP)22,300,000            0.18%
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                  (GBP)24,525,584            0.19%

Funding Reserve %                                                           0.6%                     NA
-------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less than the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.